

July 2, 2009

Room 4631

Laurence Winoker
Senior Vice President – Finance, Treasurer and Chief Financial Officer
Lifetime Brands, Inc.
1000 Stewart Avenue
Garden City, NY 11530

> **Re:** **Lifetime Brands, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Definitive Schedule 14A filed on April 30, 2009**
> **File No. 000-19254**

Dear Mr. Winoker:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

<u>Item 1A. Risk Factors, page 8</u>

1. In future filings, please delete the third sentence in which you state that this section does not describe all risks that may be applicable to the company. Please note that all material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Item 3. Legal Proceedings, page 16

2. We note your disclosure in Note M to the financial statements that you are involved in a CERCLA investigation by the EPA. In future filings, please disclose this proceeding, including the relief sought. See Instruction 5 to Item 103 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Effects of the Current Economic Environment, page 20

3. In future filings, please expand your disclosure to describe in greater detail recent economic events and its current and expected future impact on your operations, financial position and liquidity. Include in your discussion any applicable quantitative disclosure that conveys to investors the current and ongoing risks that you face due to developments in the current business environment. For example, provide detailed information on your recent order activity, expected trends, and management's response for managing these events. Also expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.

Restructuring Activities, page 21

4. In future filings, please include the following regarding your restructuring plans:

   - A reasonably detailed discussion of events and decisions that gave rise to your restructuring plans;
   - A discussion of the nature and amount of each material component of the total restructuring charges;
   - A discussion of the reasonably likely material effects on future earnings and cash flows resulting from the restructuring plans, including quantification of these effects and when they were or are expected to be realized; and
   - Provide similar information for the $27.4 million non cash impairment charge and $2.0 million charge related to other intangible assets.

5. You discuss that cost of sales during 2008 increased as a result of continued effort to reduce inventory levels. Please tell us and disclose in future filings, the nature of your inventory reduction plan and quantify its impact on current operations and the impact you anticipate it having on future operations. Also ensure that you

have discussed the impact your inventory reduction plans have had on your borrowing base and available credit.

Results of Operations, page 22

6. In future filings, please expand your discussion under results of operations for all periods to:

- Quantify each factor you cite as impacting your operations. For example, you disclose the increase in net sales for your direct-to-consumer segment in 2008 is primarily attributable to going-out-of-business sales at the company's retail stores that were all closed by December 31, 2008 and to a lesser extent, an increase in Internet sales as a result of the acquisition of Mikasa, without quantifying the impact attributed to each component.
- Describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, your discussion of the increase in distribution expenses as a percentage of net sales for the wholesale segment in 2008 does not explain (a) the transitional service expenses related to Mikasa acquired in June 2008, (b) the duplicative expenses related to the consolidation of the company's West Coast distribution centers, (c) why there was lower sales volume, and (d) why there was improved labor efficiency.
- Discuss the extent to which material increases in net sales are attributable to increases in prices, volume or amount of goods being sold, or introduction of new products. For example, your explanation for the increase in net sales for the direct-to-consumer segment in 2008 was primarily due to the going-out-of-business sales at the company's retail stores that were all closed by December 31, 2008 and to a lesser extent, an increase in Internet sales as a result of the acquisition of Mikasa, without further analysis as to whether this was a one-time event or may continue in the future and the impact on future sales. In addition, we note in your Business section that you introduced over 4,600 new or redesigned products in 2008; however, your MD&A discussion does not include an analysis of how new products impacted your net sales and costs.

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

Critical Accounting Policies, page 26
Goodwill, other intangibles and long-lived assets, page 27

7. As noted above, your stock price has continued to decline from $10.20 in September 2008 to $3.15 in December 2008 and further decreased during the first quarter 2009. Your market capitalization at December 31, 2008 and March 31, 2009, is significantly less than total stockholders' equity, which is an indicator, your intangible assets and other long-lived assets may be impaired. Tell us whether or not this decline in market cap and stock price has triggered an interim impairment test under SFAS 144. Explain how you determined intangible assets and other long-lived assets are recoverable in the current market environment.

8. Further tell us and clarify in future filings, whether or not an impairment test was actually performed on your long lived assets under SFAS 144 at December 31, 2008. Please disclose the results of those tests, to the extent they were performed and if no test was performed how you considered that one was not necessary under paragraph 8 of SFAS 144. Note for future periods, disclosing whether or not a SFAS 144 analysis was actually performed would clearly inform investors whether the absence of impairment charges is due to management's determination that the SFAS 144 test were not required as a result of no triggering events or because there were triggering events present and managements estimate of cash flow projections exceeded asset carrying values resulting in no impairment charges.

9. We note your disclosure of your critical accounting policies. Please expand your discussion of critical accounting policies, to analyze to the extent material for each critical estimate identified, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please analyze each estimate for their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. In this regard, discuss how you have assessed your inventory valuation in the current market environment. Given the current economic conditions and the impact it has had on your stock price, this detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results. In this regard, please provide a robust discussion of your inventory accounting policies, valuation methods, and underlying assumptions in MD&A. It appears a quantification of the amount of inventory attributable to each product category would greatly aid investors in understanding the relationship of the inventory levels to the current stage in the brand life cycle and the potential risks associated with concentrations of inventory in specific brands. Refer to the

Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. In your response to this letter, please provide a detailed description of proposed future disclosure.

Liquidity and Capital Resources, page 28

10. We note your discussion on page 20 regarding the unfavorable economic conditions however this discussion does not discuss the potential effects from the credit crisis on your business. Please expand this discussion and your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity such as your current debt instruments and related covenant compliance. In your response to this letter, please provide a detailed description of proposed future disclosure.

11. We note the disclosure regarding your covenants on page 21 and in Note F on page F-16 to the financial statements. In future filings, please expand this discussion to disclose the actual ratios as of each reporting date. Also discuss how borrowing base is calculated and your current borrowing base has impacted availability under the facility.   In this regard, please disclose your minimum EBITDA, fixed charge coverage ratios as well as the new minimum net sales and maximum capital expenditures covenants. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Provide a clear discussion of the ramifications of a covenant violation and a discussion of the financing options being considered in sufficient detail to allow an investor to see through the eyes of those who manage the business.

12. We note the substantial changes in operating cash flows during the past year and the most recent interim period and that your 2008 deficit was funded by your revolving credit facility which you failed covenants for at December 31, 2008. Considering the continued decrease in first quarter 2009 results, we believe your liquidity section should be revised, in future filings, to address the following issues in order to enhance an investor's understanding of your ability to meet your cash requirements over the next twelve months:
    - Your inventory balance is material to earnings, cash flow and liquidity and directly impacts your borrowing base and covenant compliance. Please provide, in future filings, the activity in your inventory valuation allowance accounts for each interim period presented. Refer to Rule 10-01(a)(5) of Regulation S-X;

- We note your accounts payable has increased and is significant to your liquidity as a whole. In future filings, please provide a discussion of accounts payable days and your relationship with vendors. This discussion should address whether you are paying your vendors in accordance with the agreed upon payment terms. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

In your response to this letter, please provide a detailed description of proposed future disclosure.

13. We note you have recorded an income tax receivable $11.6 million at December 31, 2008. Please tell us and revise future filings, to discuss the nature of this receivable and its impact on operations and liquidity. In this regard, disclose more specific information about the nature and collectability of your income tax refund and how you expect to meet your short term obligations and fund your operations. Discuss the significant changes in sources of cash from period to period and how you determined your sources such as cash flows from operations and the availability on the credit facility will still be sufficient. Disclose whether you expect any alternative sources of funding to be available.

14. We note your customer concentration disclosures on pages 13 and F-8 that your largest customer comprised approximately 20% of your consolidated revenues for the year ended December 31, 2008. Please provide a discussion within Liquidity, in future filings, to discuss the effects of your customer concentrations on your liquidity and operations, specifically whether the loss of all or portion of the sales volume from a significant customer would have an adverse effect on you. Refer to Financial Reporting Codification 501.03.a.

Report of Independent Registered Public Accounting Firm, page F-2

15. We note that Ernst & Young makes reference to another auditors' report. Please tell us why you have not included the other auditor's report in your 2008 Form 10-K as required in Rule 2-05 of Regulation S-X.

Note B – Restructuring, page F-12

16. We note that in 2007 you initiated a plan to close 3 of your underperforming Pfaltzgraff factory stores and, in 2008, planned to close all 53 of your remaining stores. Tell us what consideration was given to presenting your Pfaltzgraff business as a discontinued operation in accordance with paragraphs 41 – 44 of SFAS 144.

Item 15. Exhibits and Financial Statement Schedules, page 35

Exhibit 10.9 – Second Amended and Restated Credit Agreement dated as of October 31, 2006, page 35

17. Please tell us where in EDGAR you have filed the schedules and exhibits to this agreement. If not filed, please refile this agreement (including the attached schedules and exhibits) as an exhibit in your next periodic report.

18. Please tell us whether an Amendment No. 1 to this agreement exists and, if so, where it is filed in EDGAR.

Exhibit 10.19 – Amendment No. 2 to Second Amended and Restated Credit Agreement dated as of March 31, 2008, page 36

Exhibit 10.25 – Waiver and Amendment No. 5 to Second Amended and Restated Credit Agreement dated as of March 6, 2009, page 36

19. Please tell us where in EDGAR you have filed Exhibit A to each of these agreements. If not filed, please refile these agreements (including the attached Exhibit A for each agreement) as exhibits in your next periodic report.

Definitive Schedule 14A filed on April 30, 2009

Role of the Compensation Committee, page 14

20. We note your disclosure on page 14 that the compensation committee establishes corporate goals and objectives relevant to compensation and that your CEO and COO have a significant role in the compensation process for the other NEOs. Please tell us, with a view toward future disclosure, the corporate goals and objectives relevant to 2008 NEO compensation and whether the compensation committee approved the CEO's and COO's recommendations for 2008 corporate goals and objectives for the other NEOs.

21. We note your disclosure concerning the company's engagement of Pearl Meyer & Partners to develop relevant metrics to assure equity and market parity. Please tell us, with a view toward future disclosure, how the compensation committee ensures that equity and market parity exist in the compensation levels among the named executive officers. To the extent that you engage in benchmarking of compensation, please include the information required by Item 402(b)(2)(xiv) of Regulation S-K.

Specific Elements of NEO Compensation

Cash Bonuses, page 15

22. We note that cash bonuses for Messrs. Siegel and Shiftan are based on set
formulas in their employment agreements that are based generally on either
increases in operating income or net income. In future filings, please delete the
word "generally" and specifically disclose the item(s) of corporate performance
that are evaluated and, if any NEO receive a cash bonus, explain how these
bonuses were calculated for each named executive officer.

Stock Options, page 15

23. Please tell us, with a view toward future disclosure, how the compensation
committee determined the amount of the stock options to grant each named
executive officer in 2008. We note that each NEO "who is in a position to
contribute significantly to the Company's success, generally receives stock
options once a year based on his performance." Please also analyze how
individual roles and performance factored into the stock option grants awarded to
each named executive officer.

Certain Relationships and Related Party Transactions, page 31

24. Please tell us, with a view toward future disclosure, your policies and procedures
regarding transactions with related persons, consistent with the requirements of
Item 404(b) of Regulation S-K. For example, please discuss the types of
transactions that are covered and state whether the policies and procedures are in
writing or how else they are evidenced.

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit all correspondence and
supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed
cover letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Dorine H. Miller, Financial Analyst, at (202) 551- 3711 or Brigitte Lippmann at (202) 551-3713.

Sincerely,

Terence O'Brien
Accounting Branch Chief